Exhibit 99.1

UNAUDITED CONDENSED

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	September 30,	December 31,
	2025	2024
Current assets
Cash and cash equivalents	$2,953	$4,314
Accounts receivable and other receivables (Note 4)	9,841	9,733
Deposits and prepaid expenses	941	718
Fair value of commodity contracts (Note 3)	277	254
	14,012	15,019

Non-current assets
Property, plant and equipment (Note 5)	266,533	232,962
Right of use assets (Note 6)	1,542	748
Fair value of commodity contracts (Note 3)	-	30
	268,075	233,740

Total assets	$282,087	$248,759

Current liabilities
Accounts payable and other payables (Note 4)	$18,878	$15,090
Lease liabilities	1,260	586
	20,138	15,676

Non-current liabilities
Loans and borrowings (Note 8)	45,732	33,240
Asset retirement obligations, net	2,531	2,168
Lease liabilities	325	167
Deferred income taxes	12,162	8,701
Fair value of commodity contracts (Note 3)	3	-
	60,753	44,276

Equity
Shareholders’ capital	294,195	295,309
Treasury stock	(41)	-
Contributed surplus	26,708	25,380
Accumulated deficit	(119,666)	(131,882)
	201,196	188,807

Total equity and liabilities	$282,087	$248,759

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Revenue
Oil and natural gas revenue, net of royalties (Note 10)	$14,956	$13,009	$42,116	$41,150
Other income	238	-	564	60
	15,194	13,009	42,680	41,210
Expenses
Production and operating expenses	2,500	1,524	6,465	5,879
Depletion, depreciation and amortization (Note 5,6)	4,555	3,611	12,134	11,205
General and administrative expenses	1,410	1,333	4,144	4,126
Stock based compensation (Note 9)	512	268	1,237	807
	8,977	6,736	23,980	22,017
Finance income
Realized gain on financial commodity contracts (Note 3)	18	-	58	-
Unrealized gain on financial commodity contracts (Note 3)	-	1,341	-	871
Interest income	10	-	26	-
	28	1,341	84	871
Finance expense
Realized loss on financial commodity contracts (Note 3)	-	16	-	599
Unrealized loss on financial commodity contracts (Note 3)	464	-	9	-
Interest on loans and borrowings	890	839	2,226	2,567
Accretion	64	46	188	135
Foreign exchange loss	1	1	-	3
	1,419	902	2,423	3,304

Net income before income taxes	4,826	6,712	16,361	16,760
Income tax expense (Note 11)	1,228	1,646	4,145	4,288
Net income and comprehensive income	$3,598	$5,066	$12,216	$12,472
Basic net income per share (Note 7)	$0.10	$0.14	$0.34	$0.35
Diluted net income per share (Note 7)	$0.10	$0.14	$0.34	$0.35

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, expressed in Thousands of United States dollars, except number of shares)

	Share Capital		Treasury Stock
	Shares	Amount	Shares	Amount	Contributed Surplus	Deficit	Total Equity
Balance at January 1, 2025	35,460,309	$295,309	-	$-	$25,380	$(131,882)	$188,807
Stock based compensation (Note 9)	-	-	-	-	1,400	-	1,400
Stock options exercised (Note 9)	96,303	273	-	-	(133)	-	140
Restricted stock issued (Note 9)	87,858	331	-	-	(331)	-	-
Treasury share purchases	-	-	(274,777)	(1,759)	-	-	(1,759)
Retirement of treasury shares	(267,637)	(1,718)	267,637	1,718	-	-	-
Stock based compensation reserve for income taxes	-	-	-	-	392	-	392
Net income	-	-	-	-	-	12,216	12,216
Balance at September 30, 2025	35,376,833	$294,195	(7,140)	$(41)	$26,708	$(119,666)	$201,196

Balance at January 1, 2024	35,625,587	$296,232	-	$-	$24,179	$(149,997)	$170,414
Stock based compensation (Note 9)	-	-	-	-	930	-	930
Stock options exercised (Note 9)	75,000	84	-	-	(40)	-	44
Restricted stock issued (Note 9)	35,378	142	-	-	(142)	-	-
Net income	-	-	-	-	-	12,472	12,472
Balance at September 30, 2024	35,735,965	$296,458	-	$-	$24,927	$(137,525)	$183,860

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2025	2024

Cash flows from operating activities
Net income	$12,216	$12,472
Adjustments for:
Depletion, depreciation and amortization expense	12,134	11,205
Accretion expense	188	135
Interest expense	2,226	2,567
Income tax expense	4,145	4,288
Unrealized loss (gain) on financial commodity contracts (Note 3)	9	(871)
Stock based compensation (Note 9)	1,237	807
Unrealized foreign exchange loss	(2)	(1)
Amortization of loan acquisition costs	105	153
Gain on sale of assets	-	(8)
Loss on asset retirement abandonment	8	-
Cash paid for interest	(2,308)	(2,377)
Cash paid for income taxes	(495)	-
Cash paid for asset retirement abandonment	(12)	-
Change in non-cash working capital (Note 4)	(276)	426
Net cash from operating activities	29,175	28,796

Cash flows from investing activities
Additions to property, plant and equipment (Note 5)	(44,220)	(21,545)
Proceeds from sale of assets, net	-	8
Change in non-cash working capital (Note 4)	4,019	(6,297)
Net cash used in investing activities	(40,201)	(27,834)

Cash flows from financing activities
Proceeds from loans and borrowings	19,000	10,500
Repayment of loans and borrowings	(6,000)	(9,500)
Payment of financing costs	(613)	(54)
Purchases of treasury stock	(1,759)	-
Principal paid on lease payments	(997)	(864)
Interest paid on lease payments	(108)	(67)
Proceeds from stock option exercises	140	44
Net cash from financing activities	9.663	59

Foreign exchange effect on cash and cash equivalents	2	-

Change in cash and cash equivalents	(1,361)	1,021
Cash and cash equivalents, beginning of period	4,314	598
Cash and cash equivalents, end of period	$2,953	$1,619

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 11, 2025.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies, except as described below, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2024. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2024.

3.	COMMODITY CONTRACTS

At September 30, 2025 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	27,000	$62.00 - $81.50
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	11,400	$61.75 - $80.70
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	39,000	$59.00 - $77.30
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	31,200	$58.75 - $78.00
Oil – WTI Costless Collars	January 1, 2026 to March 31, 2026	48,000	$58.50 - $77.25
Oil – WTI Deferred Put	January 1, 2026 to March 31, 2026	20,589	$50.00
Oil – WTI Costless Collars	April 1, 2026 to June 30, 2026	48,300	$57.00 - $75.25
Oil – WTI Deferred Put	April 1, 2026 to June 30, 2026	9,900	$52.70
Oil – WTI Costless Collars	July 1, 2026 to September 30, 2026	48,300	$50.25 - $66.75
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	24,000	$52.25 - $69.00
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	5,100	$52.60 - $70.00

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

The estimated fair value results in a $0.3 million asset as of September 30, 2025 (December 31, 2024: $0.3 million asset) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current asset of $0.3 million (December 31, 2024: current asset of $0.2 million and a long term asset of $0.1 million).

In October 2025, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity Contract	Period	(BBLS)	($/BBL)
Oil – WTI Deferred Put	April 1, 2026 to June 30, 2026	3,900	$49.50
Oil – WTI Deferred Put	July 1, 2026 to September 30, 2026	13,800	$49.50
Oil – WTI Deferred Put	October 1, 2026 to December 31, 2026	14,400	$49.75
Oil – WTI Deferred Put	January 1, 2027 to March 31, 2027	36,000	$49.75

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Realized gain (loss) on financial commodity contracts	$18	$(16)	$58	$(599)

Unrealized (loss) gain on financial commodity contracts	$(464)	$1,341	$(9)	$871

4.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital is comprised of:

	Nine months ended September 30,
	2025	2024

Accounts receivable and other receivables	$(108)	$(131)
Deposits and prepaid expenses	(223)	(42)
Accounts payable and other payables	4,073	(5,702)
Foreign currency	1	4
	$3,743	$(5,871)

Related to operating activities	$(276)	$426

Related to investing activities	$4,019	$(6,297)

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

5.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2024	$287,839	$1,438	$289,277
Additions (a)	31,516	9	31,525
Balance at December 31, 2024	$319,355	$1,447	$320,802
Additions (b)	44,820	21	44,841
Balance at September 30, 2025	$364,175	$1,468	$365,643

Accumulated depletion and depreciation
Balance at January 1, 2024	$71,747	$1,369	$73,116
Depletion and depreciation	14,701	23	14,724
Balance at December 31, 2024	$86,448	$1,392	$87,840
Depletion and depreciation for the period	11,253	17	11,270
Balance at September 30, 2025	$97,701	$1,409	$99,110

Net carrying amounts

At December 31, 2024	$232,907	$55	$232,962
At September 30, 2025	$266,474	$59	$266,533

(a)	Includes non-cash additions of $23 from capitalized stock-based compensation and $60 from assets related to ARO liabilities.
(b)	Includes non-cash additions of $163 from capitalized stock-based compensation and $287 from assets related to ARO liabilities.

6.	RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2024	$1,190
Additions	726
Amortization	(1,168)
Balance at December 31, 2024	$748
Additions	1,658
Amortization	(864)
Balance at September 30, 2025	$1,542

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

7.	EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Basic Earnings per share

Net income	$3,598	$5,066	$12,216	$12,472

Weighted average number of common shares – basic (000’s)	35,472	35,736	35,491	35,669
Net income per share – basic	$0.10	$0.14	$0.34	$0.35

Diluted earnings per share

Net income	$3,598	$5,066	$12,216	$12,472

Effect of outstanding options and restricted stock options (000’s)	734	360	873	381

Weighted average number of common shares – diluted (000’s)	36,206	36,096	36,364	36,050

Net income per share – diluted	$0.10	$0.14	$0.34	$0.35

8.	LOANS AND BORROWINGS

In June 2025, the Company’s US subsidiary amended the credit facility, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility, which is now held by a bank syndicate that includes both BOK Financial and Arvest Bank, expires in June 2029 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The borrowing base of the credit facility was increased from $50.0 million to $65.0 million and the Company has an available borrowing capacity of $18.5 million at September 30, 2025. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The credit facility was redetermined in October 2025 at the same $65 million borrowing capacity and the next redetermination will be in the second quarter of 2026. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts and the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended September 30, 2025. At September 30, 2025, the Current Ratio of the US Subsidiary was 1.57 to 1.0 and the Maximum Leverage Ratio was 1.06 to 1.0 for the three months ended September 30, 2025.

At September 30, 2025, loans and borrowings of $46.5 million (December 31, 2024: $33.5 million) are presented net of loan acquisition costs of $0.8 million (December 31, 2024: $0.2 million).

9.	STOCK BASED COMPENSATION

The number and weighted average exercise prices of stock options are as follows (in Canadian dollars):

	Nine months ended September 30,
	2025			2024
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price

Outstanding at January 1	1,073,924	C$	2.94	939,634	C$	2.36
Granted	-		-	293,190		4.23
Expired	-		-	(33,000)		3.00
Cancelled	-		-	(45,900)		2.82
Exercised	(96,303)		2.05	(75,000)		0.80
Outstanding at September 30	977,621	C$	3.04	1,078,924	C$	2.94

Exercisable at September 30	854,891	C$	2.81	771,496	C$	2.22

Weighted average share price on date of exercise	96,303	C$	10.35	75,000	C$	4.54

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

The range of exercise prices of the outstanding stock options is as follows (in Canadian dollars):

	Number of outstanding stock options	Weighted average exercise price		Weighted average contractual life (years)

$4.90 to $6.04	242,234	C$	5.48	7.7
$1.80 to $4.90	357,190		3.74	7.1
$0.80 to $1.80	378,197		0.80	1.3
	977,621	C$	3.04	5.0

The fair value of the stock options was estimated using Black Scholes model with the following weighted average inputs:

	Nine Months Ended September 30, 2025

Fair value at grant date (per option)	C$	3.46

Volatility (%)		77.0
Forfeiture rate (%)		5%
Option life (years)		10
Risk-free interest rate (%)		3.66
Exercise price	C$	4.23
Share price at grant date	C$	4.23
Expected dividends		0%

The number and weighted average fair value of Restricted Stock Units (RSUs) are as follows (in Canadian dollars):

	Nine months ended September 30,
	2025			2024
	Number of RSUs	Weighted average fair value		Number of RSUs	Weighted average fair value

Outstanding at January 1	232,125	C$	4.53	119,140	C$	5.28
Granted	365,692		11.28	169,220		4.25
Vested	(87,858)		4.62	(35,378)		5.27
Cancelled	-		-	(20,857)		5.29
Outstanding at September 30	509,959	C$	9.36	232,125	C$	4.53

The fair value at grant date for the RSUs was C$11.28 per RSU for the nine months ended September 30, 2025 and C$4.25 for the nine months ended September 30, 2024, which were the closing share prices on the date of grant.

10

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

Share based compensation was recorded as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Expensed	$512	$268	$1,237	$807

Capitalized	$63	$39	$163	$123

10.	REVENUES

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Oil revenue	$16,518	$15,398	$46,546	$48,647
Natural gas revenue	962	216	3,089	808
NGL revenue	1,454	871	4,109	2,952
	18,934	16,485	53,744	52,407
Royalties	(3,978)	(3,476)	(11,628)	(11,257)
	$14,956	$13,009	42,116	$41,150

11.	INCOME TAXES AND DEFERRED TAXES

Income tax expense is charged at 25.4% for the three months ended September 30, 2025 and 25.3% for the nine months ended September 30, 2025 representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the three-month and six-month periods.

12.	CONTINGENT LIABILITIES

From time to time, the Company may be involved in various legal matters. Management believes that as of September 30, 2025, there are no legal matters whose resolution could have a material adverse effect on the unaudited condensed consolidated financial statements.

11